Exhibit 99.1

GLASS HOUSE BRANDS INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

JUNE 30, 2022 AND DECEMBER 31, 2021

AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

GLASS HOUSE BRANDS INC.

Table of Contents

Condensed Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4 – 5

Notes to Unaudited Condensed Interim Consolidated Financial Statements	6 – 26

GLASS HOUSE BRANDS INC.

Condensed Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

	2022	2021
	Unaudited
ASSETS
Current Assets:
Cash	$14,451,301	$51,066,831
Restricted Cash	3,000,000	3,000,000
Accounts Receivable, Net	3,652,016	2,893,911
Prepaid Expenses and Other Current Assets	5,326,951	5,562,963
Inventory	12,252,396	6,596,302
Notes Receivable	6,061,255	-

Total Current Assets	44,743,919	69,120,007

Operating Lease Right-of-Use Assets, Net	3,610,160	3,077,730
Investments	6,869,490	7,196,359
Property, Plant and Equipment, Net	212,647,597	195,798,524
Intangible Assets, Net	24,532,500	5,629,833
Goodwill	10,442,353	4,918,823
Deferred Tax Asset	772,675	-
Other Assets	3,626,886	2,339,993

TOTAL ASSETS	$307,245,580	$288,081,269

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$11,918,025	$10,215,004
Income Taxes Payable	7,070,182	5,038,983
Contingent Shares and Earnout Liabilities	44,055,752	38,428,700
Shares Payable	2,756,830	2,756,830
Current Portion of Operating Lease Liabilities	561,127	269,154
Current Portion of Notes Payable	9,490,413	37,986

Total Current Liabilities	75,852,329	56,746,657

Operating Lease Liabilities, Net of Current Portion	3,085,332	2,865,480
Other Non-Current Liabilities	1,631,348	1,449,045
Deferred Tax Liabilities	-	1,330,815
Notes Payable, Net of Current Portion	61,885,504	44,817,436

TOTAL LIABILITIES	142,454,513	107,209,433

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	-	-
Equity Shares (No par value, unlimited shares authorized, 45,318,773 and 38,563,405 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	-	-
Exchangeable Shares (No par value, unlimited shares authorized, 14,541,193 and 18,256,784 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	-	-
Additional Paid-In Capital	257,662,914	241,896,900
Accumulated Deficit	(94,798,786)	(60,827,290)

Total Shareholders' Equity Attributable to the Company	162,864,128	181,069,610
Non-Controlling Interest	1,926,939	(197,774)

TOTAL SHAREHOLDERS' EQUITY	164,791,067	180,871,836

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$307,245,580	$288,081,269

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2022 and 2021

	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Revenues, Net	$16,473,247	$18,674,277	$30,445,618	$33,914,558
Cost of Goods Sold	16,219,430	10,079,539	27,852,573	19,877,824

Gross Profit	253,817	8,594,738	2,593,045	14,036,734

Operating Expenses:
General and Administrative	10,875,317	5,886,655	20,298,614	11,722,386
Sales and Marketing	898,496	1,006,747	1,764,256	1,495,282
Professional Fees	2,670,469	1,951,450	5,240,975	5,304,201
Depreciation and Amortization	2,837,112	738,402	5,444,606	1,462,856

Total Operating Expenses	17,281,394	9,583,254	32,748,451	19,984,725

Loss from Operations	(17,027,577)	(988,516)	(30,155,406)	(5,947,991)

Other Expense (Income):
Interest Expense	1,570,779	1,171,282	2,768,308	2,181,710
Interest Income	(472)	(16,136)	(472)	(32,222)
Loss on Investments	73,004	285,646	426,663	284,258
Loss (Gain) on Change in Fair Value of Derivatives	53,213	(154,000)	53,213	(825,000)
(Gain) Loss on Change in Fair Value of Contingent Liabilities	(6,314,190)	-	167,052	-
Loss on Disposition of Subsidiary	-	-	-	6,090,339
Other Expense (Income), Net	49,532	(46,538)	65,637	(40,514)

Total Other (Income) Expense, Net	(4,568,134)	1,240,254	3,480,401	7,658,571

Loss from Operations Before Provision for Income Tax Expense	(12,459,443)	(2,228,770)	(33,635,807)	(13,606,562)
Provision for Income Tax Expense	1,732,849	2,487,951	382,249	4,263,952

Net Loss	(14,192,292)	(4,716,721)	(34,018,056)	(17,870,514)

Net Loss Attributable to Non-Controlling Interest	(23,964)	-	(46,560)	-

Net Loss Attributable to the Company	$(14,168,328)	$(4,716,721)	$(33,971,496)	$(17,870,514)

Loss Per Share - Basic and Diluted Attributable to the Company	$(0.24)	$(0.19)	$(0.59)	$(0.74)

Weighted-Average Shares Outstanding - Basic and Diluted	59,447,659	24,262,497	58,067,245	24,117,056

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

	Units	Units	Units	Units	$ Amount	Units	$ Amount
	Multiple Voting	Equity	Exchangeable Voting	Class A Common	Class A Common	Class B Common	Class B Common	Additional Paid- In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	Non-Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2020, As Previously Reported	-	-	-	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924
Retroactive Application of Recapitalization (1)	-	-	23,191,563	(205,900,164)	(2,059)	(32,295,270)	(323)	2,382	-	-	-	-
Balance at December 31, 2020, After Effect of Retroactive Application of Recapitalization (1)	-	-	23,191,563	-	-	-	-	42,934,402	(16,659,478)	26,274,924	-	26,274,924
Net Loss	-	-	-	-	-	-	-	-	(17,870,514)	(17,870,514)	-	(17,870,514)
Share-Based Compensation from Options and RSU's	-	-	-	-	-	-	-	2,205,524	-	2,205,524	-	2,205,524
Share-Based Compensation from Common Shares (1)	-	-	48,682	-	-	-	-	225,000	-	225,000	-	225,000
Issuance for Business Acquisition (1)	-	-	731,369	-	-	-	-	3,380,278	-	3,380,278	-	3,380,278
Issuance for Conversion of Convertible Debt (1)	-	-	646,096	-	-	-	-	1,925,000	-	1,925,000	-	1,925,000
Preferred Shares of Subsidiary Issued for Conversion of Debt (1)	-	-	-	-	-	-	-	31,288,392	-	31,288,392	-	31,288,392
Derivative Liability Reclassed to Equity Upon Conversion of Debt	-	-	-	-	-	-	-	6,722,000	-	6,722,000	-	6,722,000
Issuance for Conversion of Preferred Shares (1)	-	-	2,577,227	-	-	-	-	-	-	-	-	-
Issuance for Exercise of Warrants (1)	-	-	160,149	-	-	-	-	-	-	-	-	-
Issuance for Exercise of Options	-	525,039	-	-	-	-	-	88,654	-	88,654	-	88,654
Reclass to Share Payable	-	-	-	-	-	-	-	(2,756,830)	-	(2,756,830)	-	(2,756,830)
Shares issued in Business Combination for Cash	4,754,979	22,335,508	-	-	-	-	-	116,675,330	-	116,675,330	-	116,675,330
Distributions to Preferred Shareholders	-	-	-	-	-	-	-	(20,033)	-	(20,033)	-	(20,033)

BALANCE AS OF JUNE 30, 2021	4,754,979	22,860,547	27,355,086	-	$-	-	$-	$202,667,717	$(34,529,992)	$168,137,725	$-	$168,137,725

BALANCE AS OF DECEMBER 31, 2021	4,754,979	38,563,405	18,256,784	-	-	-	-	241,896,900	(60,827,290)	181,069,610	(197,774)	180,871,836
Net Loss	-	-	-	-	-	-	-	-	(33,971,49)	(33,971,496)	(46,560)	(34,018,056)
Share-Based Compensation from Options and RSU's	-	-	-	-	-	-	-	6,173,644	-	6,173,644	-	6,173,644
Issuance for Business Acquisition	-	2,311,213	-	-	-	-	-	9,707,414	-	9,707,414	-	9,707,414
Fair Value of Incentive Shares Issued in a Business Acquisition	-	-	-	-	-	-	-	188,122	-	188,122	-	188,122
Issuance for Payment of Liabilities	-	92,864	-	-	-	-	-	222,941	-	222,941	-	222,941
Issuance for Conversion of Exchangeable Shares	-	3,715,591	(3,715,591)	-	-	-	-	-	-	-	-	-
Shares Issued for Exercise of Options	-	185,242	-	-	-	-	-	225,694	-	225,694	-	225,694
Shares Issued for Exercise of Restricted Stock Units	-	450,458	-	-	-	-	-	-	-	-	-	-
Contributions	-	-		-	-	-	-	888,727	-	888,727	2,171,273	3,060,000
Fair Value of Warrants Issued for Debt	-	-	-	-	-	-	-	89,250	-	89,250	-	89,250
Distributions to Preferred Shareholders	-	-	-	-	-	-	-	(1,729,778)	-	(1,729,778)	-	(1,729,778)
BALANCE AS OF JUNE 30, 2022	4,754,979	45,318,773	14,541,193	-	$-	-	$-	$257,662,914	$(94,798,786)	$162,864,128	$1,926,939	$164,791,067

(1)	Amounts shown have been retroactively restated to give effect to the recapitalization transaction at a rate of 1 to 10.27078 GH Group shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(34,018,056)	$(17,870,514)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax Recovery	(2,103,489)	(277,247)
Bad Debt Expense	384,271	-
Interest Capitalized to Notes Payable	-	1,426,933
Interest Income Capitalized to Principal Balance	-	(32,085)
Depreciation and Amortization	5,444,606	1,462,856
Loss on Investments	426,663	284,258
Loss on Disposition of Subsidiary	-	6,070,902
Non-Cash Operating Lease Costs	(20,605)	23
Accretion of Debt Discount and Loan Origination Fees	610,338	760,226
Loss (Gain) on Change in Fair Value of Derivative Liabilities	53,213	(825,000)
Loss on Change in Fair Value of Contingent Liabilities	167,052	-
Share-Based Compensation	6,173,644	2,430,524
Changes in Operating Assets and Liabilities:
Accounts Receivable	572,370	2,598,358
Prepaid Expenses and Other Current Assets	380,630	(2,022,671)
Inventory	(3,319,342)	(4,361,105)
Other Assets	(995,424)	334,367
Accounts Payable and Accrued Liabilities	775,422	3,622,009
Income Taxes Payable	2,031,198	4,057,559
Other Non-Current Liabilities	182,303	397,311

NET CASH USED IN OPERATING ACTIVITIES	(23,255,206)	(1,943,296)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(20,472,213)	(1,742,031)
Issuance of Note Receivable	(6,061,255)	-
Contributions to Equity Method Investments	(99,794)	(472,500)
Distributions Received from Equity Method Investments	-	230,229
Cash Paid for Business Acquisition, Net of Cash and Cash Equivalents Acquired	-	(284,028)
Cash Acquired in a Business Acquisition	2,316,798	-

NET CASH USED IN INVESTING ACTIVITIES	(24,316,464)	(2,268,330)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	9,421,000	10,512,820
Payments on Notes Payable, Third Parties and Related Parties	(20,776)	(940,395)
Contributions	3,060,000	-
Cash Received Upon Exercise of Options	225,694	124,404,318
Distributions to Preferred Shareholders	(1,729,778)	(20,033)

NET CASH PROVIDED BY FINANCING ACTIVITIES	10,956,140	133,956,710

NET (DECREASE) INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(36,615,530)	129,745,084
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	54,066,831	4,535,251

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,451,301	$134,280,335

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$1,935,029	$174,374
Cash Paid for Taxes	$284,521	$35,829

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$29,044,821	$5,709,615
Proceeds Deposited Into Escrow Account	$-	$2,029,932
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$242,868	$255,757
Conversion of Convertible Debt and Derivative Liability to Equity	$-	$39,935,392
Issuance of Equity for Relief of Liabilities	$222,941	$-
Recognition of Right-of-Use Assets for Operating Leases	$704,940	$1,160,730
Fair Value of Warrants Issued with Debt	$89,250	$-
Derivative Liability Incurred Upon Issuance of Convertible Debt	$-	$182,000
Shares Payable to Vested Option Holders	$-	$2,756,830
Contingent Earnout Recorded as a Liability	$-	$7,640,334

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.            NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols GLASF and GHBWF, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is currently meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the six months ended June 30, 2022, the Company had an accumulated deficit of $94,798,786, a net loss attributable to the Company of $33,791,496 and net cash used in operating activities of $23,255,206. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the years ended December 31, 2021 and 2020, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, filed on March 22, 2022, can be found on SEDAR at www.sedar.com.

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Unaudited Condensed Interim Consolidated Financial Statements include the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest, if any, after elimination of intercompany accounts and transactions. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2022 and December 31, 2021, the consolidated results of operations for the three and six months ended June 30, 2022 and 2021, and changes in shareholders’ equity and cash flows for the six months ended June 30, 2022 and 2021 have been included.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Consolidation of Variable Interest Entities (“VIE”)

ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021 and audited Consolidated Financial Statements as of December 31, 2021 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810 “Consolidation”. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Segmented Information

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

Reclassifications

Certain comparative amounts presented on the statement of cash flows related to non-cash operating lease costs and cash payments on operating lease liabilities have been reclassified to conform with current period presentation. There were no impacts on net loss or cash flows for the periods presented.

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of June 30, 2022 and December 31, 2021, restricted cash was $3.0 million and $3.0 million, respectively, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See “Note 14 – Notes Payable and Convertible Debentures” for further discussion.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Share

The Company calculates basic loss per share by dividing net loss by the weighted-average number of Equity Shares (including Exchangeable Shares (as defined herein) on an as-exchanged basis) outstanding during the period. Multiple Voting Shares (as defined herein) are excluded in calculating loss per share as they do not participate in profit and loss. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

Recently Adopted Accounting Standards

In May 2021, the FASB issued ASU 2021-04, Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2021-04”), which amends existing guidance for earnings per share (EPS) in accordance with Topic 260. ASU 2021-04 is effective for the Company beginning January 1, 2022. This update should be applied prospectively on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Recently Issued Accounting Standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 is effective for the Company beginning January 1, 2023. This update should be applied prospectively on or after the effective date of the amendments. The Company is currently evaluating the effect of adopting this accounting standard.

On March 31, 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under the current guidance and adds enhanced disclosures for creditors with respect to loan refinancing and restructuring for borrowers experiencing financial difficulty. ASU 2022-02 is effective for the Company beginning January 1, 2023. The Company is currently evaluating the effect of adopting this accounting standard.

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks with balances in excess of the Federal Deposit Insurance Corporation limits, respectively. The failure of a bank where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of June 30, 2022 and December 31, 2021, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There was one customer for the three months ended June 30, 2022 and 2021 that comprised 32% and 27%, respectively, of the Company’s revenues. There was one customer for the six months ended June 30, 2022 and 2021 that comprised 32% and 28%, respectively, of the Company’s revenues. As of June 30, 2022, the customer had a balance due to the Company of $1,146,701. As of December 31, 2021, the same customer had a balance due to the Company of $2,403,097.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.            INVENTORY

As of June 30, 2022 and December 31, 2021, inventory consists of the following:

	2022	2021
Raw Materials	$3,719,414	$1,325,590
Work-in-Process	4,515,673	2,777,244
Finished Goods	4,017,309	2,493,468

Total Inventory	$12,252,396	$6,596,302

5.            NOTES RECEIVABLE

On May 12, 2022, the Company announced it executed definitive agreements (the “Agreements”) to acquire 100% equity interests in two operating retail dispensaries and one retail dispensary slated to open in the third quarter of 2022 in California for approximately $23.4 million, through a combination of approximately $5.7 million in cash and the remainder in Equity Shares. The two operating retail dispensaries are located in Lemoore, California and Morro Bay, California. The third location is currently under construction and located in Turlock, California. As of June 30, 2022, these acquisitions have not closed. Calculation and payment of consideration for the acquisition of Turlock dispensary will occur at the end of its sixth full quarter of operations, at six times its annualized EBITDA in that quarter. The consideration will be paid 80% in stock priced at the 25-day volume-weighted average price (VWAP) of Equity Shares as of that quarter end and 20% in the form of an unsecured, subordinated promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date. As of the date of this report, the transaction has not closed. The Company is currently assessing the impact and accounting of this transaction.

The Company issued senior secured promissory notes (“Notes”) in conjunction with the Agreements. The Notes have an interest rate of 15% per annum with outstanding principal balance and accrued interest to be paid in full in cash 180 days following the closing of the plan of merger of the Natural Healing Center. As of June 30, 2022 and December 31, 2021, the notes receivable balance is $6,061,225 and nil, respectively, and included as Notes Receivable in the Consolidated Balance Sheets.

6.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method. In May 2022, the Company’s board of directors approved the plan to dispose of its equity method investment in 5042 Venice, LLC. Through the date of this report, no sale of 5042 Venice, LLC has occurred.

As of June 30, 2022, activity related to investments consist of the following:

	LOB Group, Inc.	NRO Management, LLC (1)	SoCal Hemp JV, LLC	5042 Venice, LLC	Lompoc TIC, LLC	TOTAL
Fair Value as of December 31, 2021	$2,761,141	$2,018,949	$-	$2,221,520	$194,749	$7,196,359

Additions	-	-	99,794	-	-	99,794
Gain (Loss) on Equity Method Investments	8,960	(440,756)	(99,794)	120,414	(15,487)	(426,663)

Fair Value as of June 30, 2022	$2,770,101	$1,578,193	$-	$2,341,934	$179,262	$6,869,490

(1)            See “Note 22 – Subsequent Events” for further information on NRO Management, LLC investment.

During the three and six months ended June 30, 2022, the Company recorded net losses from equity method investments of $73,004 and $426,663, respectively. During the three and six months ended June 30, 2021, the Company recorded net losses from equity method investments of $285,646 and $284,258, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.            PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2022 and December 31, 2021, property, plant and equipment consist of the following:

	2022	2021
Land	$70,888,383	$70,782,068
Buildings	137,166,590	108,024,254
Furniture and Fixtures	333,356	316,395
Leasehold Improvements	8,834,069	8,412,489
Equipment and Software	7,555,326	5,712,519
Construction in Progress	2,122,346	11,867,167

Total Property, Plant and Equipment	226,900,070	205,114,892
Less Accumulated Depreciation and Amortization	(14,252,473)	(9,316,368)

Property, Plant and Equipment, Net	$212,647,597	$195,798,524

During the three and six months ended June 30, 2022, the Company recorded depreciation expense of $2,579,279 and $5,147,273, respectively. During the three and six months ended June 30, 2021, the Company recorded depreciation expense of $698,902 and $1,371,689, respectively. Additionally, during the three and six months ended June 30, 2022, the Company capitalized interest to property and equipment of $526,497 and $958,563, respectively.

8.            INTANGIBLE ASSETS

As of June 30, 2022 and December 31, 2021, intangible assets consist of the following:

	2022	2021
Definite Lived Intangible Assets
Customer Relationships	$3,100,000	$-
Intellectual Property	7,690,000	790,000

Total Definite Lived Intangible Assets	10,790,000	790,000
Less Accumulated Amortization	(506,000)	(208,667)

Definite Lived Intangible Assets, Net	10,284,000	581,333

Indefinite Lived Intangible Assets Dispensary Licenses	14,248,500	5,048,500

Total Indefinite Lived Intangible Assets	14,248,500	5,048,500

Total Intangible Assets, Net	$24,532,500	$5,629,833

In April 2022, as part of the business combination, the Company recorded an intangible asset related to customer relationships. The customer relationships intangible asset has a 5 year life. During the three and six months ended June 30, 2022, the Company recorded amortization expense related to intangible assets of $257,833 and $297,333, respectively. During the three and six months ended June 30, 2021, the Company recorded amortization expense related to intangible assets of $39,500 and $91,167, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.            INTANGIBLE ASSETS (Continued)

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2022 (remaining)	$734,000
2023	1,468,000
2024	1,455,333
2025	1,430,000
2026	1,310,000
Thereafter	3,886,667
Total Future Amortization Expense	$10,284,000

9.            GOODWILL

As of June 30, 2022 and December 31, 2021, goodwill was $10,442,353 and $4,918,823, respectively. See “Note 10 – Business Acquisition” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year. During the six months ended June 30, 2022, management noted no indications of impairment on its goodwill.

10.            BUSINESS ACQUISITION

On April 28, 2022, the Company completed an acquisition of 100% of the equity interests in Plus Products Holding Inc. (“Plus Products”) a leading cannabis edibles company located in California. Pursuant to the terms of the acquisition agreement, the preliminary purchase price is for an aggregate consideration of $31,361,620 and is comprised of the following: (i) 20,005 unsecured convertible debenture notes, of which 8,005 may be issued in the form of alternative convertible debenture notes (see “Note 14 – Notes Payable and Convertible Debentures” for further information), (ii) 2,102,578 Common Shares, (iii) 208,635 Common Shares granted pro-rata upon closing to exempt grantees (“Incentive Shares”), (iv) 44,751 RSUs granted pro-rata upon closing which fully vested on May 30, 2022 and settled in the Company’s Common Shares (“Incentive RSUs”) and (v) 1,300,000 RSUs contingent on revenue earnout provisions. In addition, the Company granted 450,000 RSUs (“Retention RSUs”) to certain Plus Products employees (see “Note 16 - Share-based Compensation” for further information) which will vest 33% one year after the grant date and the remaining 67% vest in eight equal quarterly installments following the grant date. The fair value of the Retention RSUs, or $1,890,000, was recognized as a component of equity with expense subsequently recognized over the vesting period.

The purchase price allocations for the business acquisition, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied in the period the adjustment is determined to the acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The acquisition noted below was accounted for in accordance with ASC 805, “Business Combinations”.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.            BUSINESS ACQUISITION (Continued)

The preliminary allocation of purchase price of a business acquisition completed during the three and six months ended June 30, 2022 is as follows:

Total Consideration
Convertible Debenture Notes	$16,257,104
Restricted Stock Units Issued	188,122
Derivative Asset	(251,020)
Contingent Restricted Stock Units	5,460,000
Fair Value of Equity Issued	9,707,414

Total Consideration	$31,361,620

Net Assets Acquired (Liabilities Assumed)

Current Assets (3)	$6,512,915
Operating Right-of-Use Asset	294,159
Property, Plant and Equipment	1,281,265
Non-Current Assets	93,662
Current Liabilities Assumed	(1,150,540)
Long-Term Liabilities Assumed	(393,371)
Intangible Assets:
Intellectual Property	6,900,000
Customer Relationship	3,100,000
Dispensary License	9,200,000

Total Intangible Assets	19,200,000

Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	25,838,090

Goodwill (1)	5,523,530

Total Net Assets Acquired	$31,361,620

Pro Forma Revenues (2)	$3,911,580

Pro Forma Net Loss (2)	$1,067,848

(1)            Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)            If the acquisition had been completed on January 1, 2022, the Company estimates it would have recorded increases in revenues and net loss shown in the pro forma amounts noted above.

(3)            Included in current assets acquired in the business combination was cash acquired in the amount of approximately $2,300,000, $1,715,000 of accounts receivable, $145,000 of other current assets and $2,337,000 of inventory, during the three and six months ended June 30, 2022.

11.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of June 30, 2022 and December 31, 2021, accounts payable and accrued liabilities consist of the following:

	2022	2021
Accounts Payable	$5,107,751	$4,777,435
Accrued Liabilities	3,761,902	2,418,664
Accrued Payroll and Related Liabilities	1,790,956	1,699,253
Sales Tax and Cannabis Taxes	1,257,416	1,319,652

Total Accounts Payable and Accrued Liabilities	$11,918,025	$10,215,004

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of June 30, 2022 and December 31, 2021 was $389,000 and $380,000, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.            CONTINGENT SHARES AND EARNOUT LIABILITIES

As of June 30, 2022, activity related to the contingent shares and earnout liabilities consist of the following:

	2022
Balance at December 31, 2021	$38,428,700
Contingent Shares Issued Upon Closing of Business Combinations	5,460,000	(iv)
Change in Fair Value of Contingent Liabilities	167,052
Balance at June 30, 2022	$44,055,752	(i, ii, iii)

As of June 30, 2022, the following transactions are related to the contingent shares and earnout liabilities:

(i)	Contingent Earnout – Business Combination on June 29, 2021

Upon closing of the business combination of Mercer Park and Glass House Brands, Inc. on June 29, 2021 (the “Business Combination”), 1,008,975 Equity Shares issued to the sponsor of Mercer Park were locked up by the Company. These shares are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. During the year ended December 31, 2021, the Company released 392,819 Equity Shares that were originally subject to lock-up restrictions. In accordance with ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”), management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 Equity Shares are subject to a capital-based earnout of permitted debt or equity financings within one year following closing, as further detailed in the Investor Rights Agreement entered into on June 29, 2021 in connection with the completion of the Business Combination (which is available on SEDAR at www.sedar.com). As of June 30, 2022 and December 31, 2021, the value of the contingent earnout was $1,706,752 and $2,372,200, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The decrease in fair value of $1,380,190 and $665,448 were recorded as components of the change in fair value of contingent liabilities during the three and six months ended June 30, 2022, respectively, and is included in the accompanying Unaudited Condensed Interim Consolidated Statements of Operations. During the three and six months ended June 30, 2021, there was no such liability or change in fair value.

Additional earnout payments consisting of up to an additional 6,306,095 Equity Shares are issuable to the previous sponsor of Mercer Park and all holders of record of Equity Shares, the Exchangeable Shares, vested stock options and vested RSU’s as of June 30, 2022 in the event the 20-day VWAP of the Equity Shares reaches $13.00 or $15.00 within two years of closing of the Business Combination. In the event that the permitted debt or equity raised by the Company and Equity Share price targets are not met, as described in the Investor Rights Agreement, the earnout payments will be forfeited. In accordance with ASC 480, management determined the provisions of these earnouts did not require liability treatment. As of June 30, 2022, no Equity Shares were issued in connection with these earnouts.

(ii)	Contingent Earnout – Camarillo Transaction

During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option right to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company is obligated to pay a contingent earnout fee of up to $75,000,000, payable in Equity Shares, if certain conditions and financial metrics are met. As of June 30, 2022 and December 31, 2021, the fair value of the contingent earnout was $29,053,000 and $22,571,000, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The increase in fair value of $4,765,000 and $6,482,000 were recorded as components of the change in fair value of contingent liabilities during the three and six months ended June 30, 2022, respectively, and is included in the accompanying Unaudited Condensed Interim Consolidated Statements of Operations. During the three and six months ended June 30, 2021, there was no such liability or change in fair value. The value of the contingent consideration is based upon the potential earn out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.            CONTINGENT SHARES AND EARNOUT LIABILITIES (Continued)

(iii)	Contingent Shares – Camarillo Transaction

As consideration for the Option Right, the Company issued 6,500,000 Equity Shares closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. As of June 30, 2022 and December 31, 2021, the fair value of the contingent payment was $9,695,000 and $13,485,500, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The Company recorded decreases in fair value of $7,840,000 and $3,790,500 during the three and six months ended June 30, 2022, respectively, and were included as components of the change in fair value of contingent liabilities in the accompanying Unaudited Interim Condensed Consolidated Statements of Operations. During the three and six months ended June 30, 2021, there was no such liability or change in fair value. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

(iv)	Contingent RSU’s – Plus Products

As consideration for the acquisition of Plus Products, see “Note 10 – Business Acquisition” for further details, the Company issued 1,300,000 RSUs contingent on revenue earnout provisions. The Company allocated the fair value of the contingent RSU’s to the net assets acquired upon the transaction in April 2022. As of June 30, 2022 and December 31, 2021, the fair value of the contingent RSU’s was $3,601,000 and nil, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Condensed Consolidated Balance Sheets. The Company recorded a decrease in fair value of $1,859,000 for during the three and six months ended June 30, 2022, and was included as a component of change in fair value of contingent liabilities in the accompanying Unaudited Interim Condensed Consolidated Statements of Operations. During the three and six months ended June 30, 2021, there was no such liability or change in fair value. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

13.            LEASES

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Operating Lease Cost	$265,706	$128,035	$456,993	$314,699
Short-Term Lease Costs	258,325	128,229	425,270	250,982
Total Lease Expenses	$524,031	$256,264	$882,263	$565,681

	Six Months Ended
	2022	2021
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$477,598	$314,676

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$704,940	$1,160,730

Weighted-Average Remaining Lease Term (Years) - Operating Leases	7.00	8.00
Weighted-Average Discount Rate - Operating Leases	16.32%	17.00%

Future minimum operating lease payments under non-cancelable operating leases as of June 30, 2022 are as follows:

December 31:	Third Parties	Related Parties	Total
2022 (remaining)	$350,811	$196,715	$547,526
2023	595,288	396,783	992,071
2024	444,088	393,597	837,685
2025	425,566	320,004	745,570
2026	370,000	320,004	690,004
Thereafter	1,635,833	560,007	2,195,840

Total Future Minimum Lease Payments	3,821,586	2,187,110	6,008,696
Less Imputed Interest	(1,573,600)	(788,637)	(2,362,237)
Total Amount Representing Present Value	2,247,986	1,398,473	3,646,459
Less Current Portion of Operating Lease Liabilities	(385,104)	(176,023)	(561,127)
Operating Lease Liabilities, Net of Current Portion	$1,862,882	$1,222,450	$3,085,332

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.            LEASES (Continued)

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. As of June 30, 2022, such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $27,000 and expire through July 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

14.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES

As of June 30, 2022 and December 31, 2021, notes payable consist of the following:

	2022	2021
Term loan payable maturing in November 30, 2026, bearing interest at 10.00 percent per annum	$50,000,000	$50,000,000
Incremental term loan payable maturing in October 31, 2022, bearing interest at 10.00 percent per annum	10,000,000	-
Convertible Debentures	16,006,084	-
Other	560,138	238,835

Total Notes Payable	76,566,222	50,238,835
Less Unamortized Debt Issuance Costs, Loan Origination Fees and Premiums	(5,190,305)	(5,383,413)

Net Amount	71,375,917	44,855,422
Less Current Portion of Notes Payable	(9,490,413)	(37,986)
Notes Payable, Net of Current Portion	$61,885,504	$44,817,436

Senior Secured Credit Agreement

On December 9, 2021 (“Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”) for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of June 30, 2022 and December 31, 2021, the interest rate was 10% and 10%, respectively.

Two additional delayed draw term loans may be requested by the Company in an amount equal to the principal amount of $25,000,000 (or such lesser amount as agreed) each. The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.

The Credit Agreement contains a financial covenant which require the Company to maintain liquidity in excess of $10,000,000 at all times. As of June 30, 2022 and December 31, 2021, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which will require the Company to maintain a specific minimum debt service coverage ratio which will be measured quarterly beginning with the quarter ending December 31, 2022, as well as achieve completion of phase one project work at the Camarillo facility on or before July 31, 2022. Such covenants were not in effect as of December 31, 2021.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

Amendments to the Senior Secured Credit Agreement

On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10,000,000 (“Incremental Term Loan”), for total available proceeds of $110,000,000. The Incremental Term Loan bears interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan is payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. These warrants were fair valued using level 1 inputs as these warrants are openly traded on a stock exchange. Accordingly, the Company recorded an additional debt discount of $89,250 related to the change in terms of the warrants. In addition to receiving the $10,000,000 in Incremental Term Loan, the Company paid $579,000 in direct loan fees, which are recorded as a debt discount.

Convertible Debentures

On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (“Series A Notes”) and 8,002 debenture notes (“Series B Notes”) (collectively “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (“Maturity Date”). Interest is payable in cash, by the issuance of in the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of $1.00 to CAD$1.27.

The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Share, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, and (ii) $4.08 (“Redemption Right”).

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Share, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, and (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion into the Company’s Equity Share based on a conversion price of $10.00 per Equity Share. As of June 30, 2022, the Company recorded $11,894,989 and $4,111,095 for the Series A Notes and Series B Notes, respectively. The conversion features of the Series A and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815, “Derivatives and Hedging”. Accordingly, the fair value of the conversion features for the Series A and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. The Company recorded a change in derivative liability and amortization of approximately $53,000 and $45,000, respectively, as a component of change in fair value of derivatives and interest expense, respectively, in the Unaudited Condensed Interim Consolidated Statements of Operations during the three months ended June 30, 2022.

Scheduled maturities of notes payable for the years ended December 31:

December 31:	Principal Payments
2022 (remaining)	$9,490,413
2023	665,237
2024	7,542,622
2025	7,545,148
2026	7,547,824
Thereafter	43,774,978
Total Future Minimum Principal Payments	$76,566,222

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHAREHOLDERS’ EQUITY

As of June 30, 2022 and December 31, 2021, the authorized share capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares:

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share are entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends. The Multiple Voting Shares have three (3)-year sunset period that will expire June 29, 2024, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable shares (the “Exchangeable Shares”) are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares, except that (i) each Exchangeable Share has 1.1 votes per share until June 29, 2022, after which they will have one vote per share, and (ii) the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. In order to comply with certain contractual requirements of the Business Combination, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Unaudited Condensed Interim Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHAREHOLDERS’ EQUITY (Continued)

Preferred Shares of GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group, Inc. (“GH Group”) is 50,000,000. As of June 30, 2022 and December 31, 2021, there was 18,515,491 GH Group Preferred Shares issued and outstanding. Holders of GH Group Preferred Shares are entitled to notice of and to attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and include a 15% cumulative dividend rate, which is increased by 5% in the year following the first anniversary of the date of issuance. Dividends are payable when and if declared by GH Group’s board of directors. The GH Group Preferred Shares have a conversion option to convert the Preferred Shares into Class A Common Stock of GH Group within 60 days after the issuance by the holder. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of the GH Group Preferred Shares outstanding are entitled to be paid out of the assets of GH Group available for distribution to it stockholders. GH Group has the right to redeem all or some of the Preferred Shares from a holder for an amount equal to the Liquidation Value and all unpaid accrued and accumulated dividends. In accordance with the provisions above, the Company recorded distributions to the holders of Preferred Shares in the amount of $860,057 and $1,729,778, respectively, for the three and six months ended June 30, 2022. The Company recorded distributions to the holders of Preferred Shares in the amount of $20,333 and $20,333, respectively, for the three and six months ended June 30, 2021.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

The Company recorded a loss attributable to a non-controlling interest during the three and six months ended June 30, 2022 of $23,964 and $46,560, respectively. The Company recorded a loss attributable to a non-controlling interest during the three and six months ended June 30, 2021 of nil and nil, respectively.

Share and Equity Transactions During the Period

During the six months ended June 30, 2022, the Company issued 2,311,213 Equity Shares to the sellers of Plus Products valued at $9,707,414, see “Note 10 – Business Acquisition” for further information.

During the six months ended June 30, 2022, the Company issued 92,864 Equity Shares to certain debt holders for interest payments valued at $222,941.

During the six months ended June 30, 2022, the Company issued 184,960 Equity Shares to various individuals for the exercise of stock options. In exchange for the exercise of stock options, the Company received $225,694 in cash.

During the six months ended June 30, 2022, the Company issued 450,458 Equity Shares to various individuals for the conversion of Restricted Stock Units.

During the six months ended June 30, 2022, holders of Exchangeable Shares exchanged 3,715,591 Exchangeable Shares for Equity Shares.

During the six months ended June 30, 2022, the Company received $3,060,000 in contributions from controlling and non-controlling interests.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.            SHAREHOLDERS’ EQUITY (Continued)

Variable Interest Entity

On June 30, 2022, the Company transferred tenant improvements with a net book value of $762,095 to 2000 De La Vina LLC (“2000 DLV”), a wholly-owned subsidiary, and simultaneously sold 100% of its interest in 2000 DLV for a cash payment of $3,060,000 upon closing to an entity in which certain executives and board members of the Company are members. As part of the transaction, the Company no longer has an equity interest in the Company, however, the Company remains the manager and retains control of 2000 DLV under the First Amended and Restated Operating Agreement dated May 1, 2022 between the Company and members of 2000 DLV. Accordingly, 2000 DLV became a VIE of the Company.

The below table summarizes information for entities the Company has concluded to be VIE’s as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

As of and for the six months ended June 30, 2022, the aggregate balances of the VIE included in the accompanying consolidated balance sheet and statement of operations are as follows:

2022
Non-Current Assets	$2,414,141
Total Assets	$2,414,141

Non-Current Liabilities	$242,868
Total Liabilities	$242,868

Revenues, Net	$19,500
Net Income Attributable to Non-Controlling Interest	$-

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative costs. The maximum number of Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Balance as of December 31, 2021	2,087,784	$2.78

Exercised	(185,242)	$2.50
Forfeited	(268,499)	$2.56
Balance as of June 30, 2022	1,634,043	$2.83

The following table summarizes the stock options that remain outstanding as of June 30, 2022:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding
Subordinate Voting Shares	$2.26	October 2024	695,427
Subordinate Voting Shares	$3.08	April 2025	143,670
Subordinate Voting Shares	$3.08	January 2026	686,251
Subordinate Voting Shares	$4.60	October 2026	108,695
			1,634,043

As of June 30, 2022 and December 31, 2021, options vested and exercisable were 1,394,162 and 1,000,717, respectively. For the three months ended June 30, 2022 and 2021, the Company recognized $693,066 and $887,277, respectively, in share-based compensation expense related to these stock options. For the six months ended June 30, 2022 and 2021, the Company recognized $1,190,433 and $2,268,739, respectively, in share-based compensation expense related to these stock options.

As of June 30, 2022 and December 31, 2021, options outstanding have a weighted-average remaining contractual life of 2.8 years and 3.4 years, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            SHARE-BASED COMPENSATION (Continued)

Restricted Stock Units

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of Restricted Stock
Balance as of December 31, 2021	3,230,948
Granted	1,696,758
Converted	(450,458)
Forfeited	(732,408)
Balance as of June 30, 2022	3,744,840

During the three and six months ended June 30, 2022, the Company recognized $2,798,121 and $4,983,211, respectively, in stock-based compensation related to restricted stock units. During the three and six months ended June 30, 2021, the Company recognized $46,809 in stock-based compensation related to RSU’s. The Company recognizes the exchanged and converted from options as stock-based compensation related to restricted stock units. The fair value of the restricted stock units issued during the three and six months ended June 30, 2022 were determined using the Equity Shares at the time of grant.

Stock Appreciation Right Units of GH Group

During the year ended December 31, 2021, GH Group issued 230,752 stock appreciation rights (“SARs units”) to various employees of GH Group. The SARs units vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SAR units will receive cash in the amount of the SARs units exercised multiplied by the excess of the fair market value of an Equity Share over the stated strike price of the SAR unit. As the SARs units are cash-settled, the Company recognizes the value of the SAR units as liabilities which are included in accounts payable and accrued liabilities in the Consolidated Balance Sheets. As of June 30, 2022 and December 31, 2021, the Company recorded a liability of nil and $35,442, respectively.

A reconciliation of the beginning and ending balance of SARs units outstanding is as follows:

Number of Stock Appreciation Rights Units
Balance as of December 31, 2021	159,736
Forfeited	(33,116)
Balance as of June 30, 2022	126,620

During the three and six months ended June 30, 2022, the Company recognized $92,472 and $(35,442), respectively, in expense related to the SARs units. During the three and six months ended June 30, 2021, the Company recognized approximately $251,000 in expense related to the SARs units.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

	Number of Warrants	Weighted- Average Exercise Price
Balance as of December 31, 2021	35,418,078	$11.29
Granted	175,000	$11.50
Balance as of June 30, 2022	35,593,078	$11.29

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.            SHARE-BASED COMPENSATION (Continued)

The following table summarizes the warrants that remain outstanding as of June 30, 2022:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Subordinate Voting Shares	$11.50	June 2026	30,664,500	30,664,500
Subordinate Voting Shares	$10.00	June 2024	4,928,578	4,928,578
			35,593,078	35,593,078

There were no warrants issued in during the three and six months ended June 30, 2022 that required fair valuing using level 3 inputs.

As of June 30, 2022 and December 31, 2021, warrants outstanding have a weighted-average remaining contractual life of 3.7 years and 4.2 years, respectively.

17.            LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Net Loss Attributable to the Company	$(14,168,328)	$(4,716,721)	$(33,971,496)	$(17,870,514)
Weighted-Average Shares Outstanding - Basic and Diluted	59,447,659	24,262,497	58,067,245	24,117,056
Loss Per Share - Basic and Diluted Attributable to the Company	$(0.24)	$(0.19)	$(0.59)	$(0.74)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants, RSU’s and share options are anti-dilutive.

18.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Current:
Federal	$1,226,545	$2,052,336	$1,679,458	$3,451,722
State	573,436	655,065	806,280	1,089,477

Total Current	1,799,981	2,707,401	2,485,738	4,541,199

Deferred:
Federal	49,420	(156,682)	(1,486,982)	(201,487)
State	(116,552)	(62,768)	(616,507)	(75,760)

Total Deferred	(67,132)	(219,450)	(2,103,489)	(277,247)

Total Provision for Income Tax (Benefit) Expense	$1,732,849	$2,487,951	$382,249	$4,263,952

The Company has used a discrete effective tax rate method to calculate taxes for the fiscal three- and six- month periods ended June 30, 2022 and 2021. We determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three- and six-month periods ended June 30, 2022 and 2021.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold (“COGS”) of its product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of June 30, 2022 and December 31, 2021, potential benefits of $1,631,348 and $1,449,046, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of June 30, 2022, the Company’s federal tax returns since 2018 and state tax returns since 2017 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

19.            COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of June 30, 2022 and December 31, 2021, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”) entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement is 3 years and was extended through November 2022. Royalty fees for Bella Thorne branded boxes are 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). The agreement provides an option to renew for a 2-year term with a guaranteed minimum fee of $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the three and six months ended June 30, 2022, the Company recognized expenses related to these royalties in the amount of $93,750 and $187,500, respectively. During the three and six months ended June 30, 2021, the Company recognized expenses related to these royalties in the amount of $93,750 and $187,500, respectively. As of June 30, 2022 and December 31, 2021, the Company has approximately $375,000 and $328,000, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the consolidated balance sheets.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.            COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2022 and December 31, 2021, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Consolidated Financial Statements relating to claims and litigations. As of June 30, 2022 and December 31, 2021, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

Element 7 Transaction

Element 7 Acquisition and Litigation Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the membership or equity interests held by E7 in seventeen holding companies that hold the rights to in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contractual terms, and as of December 31, 2021, GH Group had converted certain pre-closing financing payment and consulting fees into notes receivable in the amount of $2,274,167. As of June 30, 2022 and December 31, 2021, the notes receivable was fully reserved by the Company. As of December 31, 2021, the Company had received membership or equity interests in one entity out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the County of Los Angeles, Central District (Case No. 22STCV09323) (the “Element 7 Proceeding”). If either GH Group or APB is successful in the Element 7 Proceeding, the Company expects to have a path to achieve transfer of the existing licenses at issue.

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that have either a state or local permit and a valid lease, or a have a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per license or licensed entity, paid in Equity Shares at the 10-day volume weighted average price calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time.

20.            RELATED PARTY TRANSACTIONS

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the three and six months ended June 30, 2022 were $60,873 and $121,746, respectively. Rent expense for the three and six months ended June 30, 2021 were $60,873 and $121,746, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.            RELATED PARTY TRANSACTIONS (Continued)

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the three and six months ended June 30, 2022 were $18,205 and $36,699, respectively. Rent expense for the three and six months ended June 30, 2021 were $17,338 and $34,676, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (“Commencement Date”), provides for an initial monthly rent of $5,000 starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144,000 and increasing three percent per annum thereafter. Rent expense for the three and six months ended June 30, 2022 were $12,000 and $12,000, respectively. There was no rent expense recorded for the three and six months ended June 30, 2021.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three and six months ended June 30, 2022 were $32,580 and $65,160, respectively. Consulting fees for the three and six months ended June 30, 2021 were $32,580 and $65,160, respectively.

21.            REVENUES, NET

Revenues are disaggregated as follows for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Retail	$4,839,307	$6,393,757	$9,697,540	$11,376,642
Wholesale	11,633,940	12,280,520	20,748,078	22,537,916

Revenues, Net	$16,473,247	$18,674,277	$30,445,618	$33,914,558

22.            SUBSEQUENT EVENTS

On April 25, 2022, the Company announced it had entered into a binding Letter of Intent ("LOI") to acquire the remaining equity and property ownership interests of N.R.O Management, LLC and The Pottery, a retail dispensary located in Los Angeles. The Company currently owns 50% of the equity and property ownership interests. Under the terms of the LOI, the Company will acquire all of the equity interests for 500,000 Equity Shares set at a fixed price of $6 per share. The shares will have a one-year lock-up period from the closing date. In addition, the Company, or its designee has committed to acquire all of the remaining undivided ownership interests in the underlying real property for $3,005,000, in cash.

On July 28, 2022, the Company acquired the remaining equity interest of N.R.O. Management LLC and The Pottery under the terms described above. The Company elected not to acquire the remaining undivided ownership interest of the underlying real property.

In July 2022, the Company began a private placement financing to raise up to $25,000,000 of Series B Preferred Stock with a par value of $0.00001. For each share sold, the purchaser will receive one warrant with an exercise price of $5.00. Through the date of this report, the Company has raised approximately $3,900,000 under this private placement financing. As part of this transaction, the Company will redeem and exchange on a one-for-one basis the Series A Preferred Stock for Series B Preferred Stock. The warrants the Series A Preferred Stock held will also be redeemed and exchanged for the same warrants the Series B Preferred Stock holders receive on a two-for-one basis.